Exhibit 99.3

GOWELL ENERGY TECHNOLOGY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in U.S. Dollars, except for number of shares)

	As of June 30, 2026	As of December 31, 2025
	Unaudited
Assets
Current assets
Receivable from shareholder	$—	$—
Total current assets	—	—

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accruals and other payables	$123,343	$87,009
Amounts due to a related party	30,900	30,900
Total liabilities	154,243	117,909

Shareholders’ deficit
Share capital (par value of US$0.0001 per share; 500,000,000 shares authorized; 1 share issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	—	—
Accumulated deficit	(154,243)	(117,909)
Total Shareholders’ deficit	(154,243)	(117,909)
Total Liabilities and Shareholders’ deficit	$—	$—

GOWELL ENERGY TECHNOLOGY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Amounts in U.S. Dollars, except for number of shares)

For the six months ended June 30, 2026
Unaudited
OPERATING EXPENSES:
General and administrative expenses	(36,334)
Total operating expenses	(36,334)
Loss from operations	(36,334)
Income tax expense	—
Net loss	(36,334)

Weighted average number of shares outstanding, basic and diluted	1
Basic and diluted net loss per share	(36,334)